Exhibit 99.1

Maxeon Solar Technologies Announces Appointment of New Chairman of the Board

SINGAPORE, April 12, 2022 - Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN), a global leader in solar innovation and channels, today announced the appointment of Donald Colvin to succeed Kevin Kennedy as its new chairman of the board of directors (“Board”), effective immediately.

Mr. Colvin is a seasoned business leader who has held a number of leadership positions for multinational companies, including the role of Chief Financial Officer for ON Semiconductor, Atmel Corporation, Isola, Caesars Entertainment Corporation, and European Silicon Structures. Mr. Colvin currently serves as an independent director for Maxeon’s Board, Chairman of its Audit Committee and member of its Coordination Committee and Compensation Committee. Mr. Colvin also serves as an independent director and chairman of the audit committee for Viavi Solutions and Agilysys.

“Don has been invaluable to Maxeon as a board member during its first year as an independent public company, and I am thrilled to have him as our new chairman. His operating career in manufacturing-intensive, global technology industries and his strong independent director experience make him ideal to lead our Board. I look forward to working even more closely with him to continue to ensure Maxeon makes a positive impact for all stakeholders, including our customers, shareholders, and society,” said Jeff Waters, CEO of Maxeon Solar Technologies.

“I feel very privileged to take on this role at such an exciting time for Maxeon,” said Don Colvin. “I believe Maxeon has a great products and technology and talented management team that uniquely positions it. As the solar industry evolves, I think Maxeon is in a position to deal with these changes in thoughtful and innovative ways which will benefit all Maxeon’s stakeholders for years to come. It has been a pleasure working under Kevin’s leadership, and we understand his need to rebalance his board commitments.”

Kevin Kennedy stepped down as chairman of the Board effective upon Mr. Colvin's appointment but continues as chairman of the Compensation Committee and member of the Audit Committee and Nominating and Corporate Governance Committee. Mr Colvin continues as chairman of the Audit Committee and member of the Compensation Committee and Coordination Committee.

Following the recent public listing of Quanergy Systems for which Mr. Kennedy currently serves as chief executive officer and chairman of the board, he additionally indicated his intention to resign as an independent director of the Board effective with the Company’s appointment of a successor independent director. A search for the successor is in process.

About Maxeon Solar Technologies
Maxeon Solar Technologies (NASDAQ:MAXN) is Powering Positive Change™. Headquartered in Singapore, Maxeon designs, and manufactures Maxeon® and SunPower® brand solar panels, and has sales operations in more than 100 countries, operating under the SunPower brand in certain countries outside the United States. The Company is a leader in solar innovation with access to over 1,000 patents and two best-in-class solar panel product lines. Maxeon products span the global rooftop and solar power plant markets through a network of more than 1,400 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a 35-year history in the solar industry and numerous awards for its technology. For more information about how Maxeon is Powering Positive ChangeTM visit us at www.maxeon.com, on LinkedIn and on Twitter @maxeonsolar.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the company's expectations of success in its strategy going forward. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the SEC from time to time, including our most recent report on Form 20-F, particularly under the heading "Item 3.D. Risk Factors." Copies of these filings are available online from the SEC or on the Financials & Filings section of our Investor Relations website at www.maxeon.com/financials-filings/sec-filings. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

© 2022 Maxeon Solar Technologies, Ltd. All Rights Reserved. MAXEON is a registered trademark of Maxeon Solar Technologies, Ltd. Visit www.maxeon.com/trademarks for more information.

Investor Contact:
Robert Lahey
Robert.Lahey@maxeon.com
Mobile: +1 (202) 2461-872

Media Contact:
Anna Porta
Anna.Porta@Maxeon.com
Mobile: +39 345 7706205

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